CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Maria Gray

Secretary (Acting)

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

2,799,769 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

2,799,769 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,799,769

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14. TYPE OF REPORTING PERSON

IA (See Item 5)

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CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,799,769

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14. TYPE OF REPORTING PERSON

HC (See Item 5)

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CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,799,769

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,799,769

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5

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CUSIP No. M8737E108

This Amendment No. 9 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on August 4, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 6, 2006 (“Amendment No. 1”), Amendment No. 2 filed on October 10, 2006 (“Amendment No. 2”), Amendment No. 3 filed on October 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 24, 2006 (“Amendment No. 4”), Amendment No. 5 filed on March 2, 2007 (“Amendment No. 5”), Amendment No. 6 filed on April 4, 2007 (“Amendment No. 6”), Amendment No. 7 filed on May 17, 2007 (“Amendment No. 7), and Amendment No. 8 filed on June 6, 2007 ("Amendment No. 8, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $33.8 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts that are managed by Templeton Asset Management Limited (“TAML”), Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005, and the consequential delisting of the Ordinary Shares from The NASDAQ Global Select Market. The explanations publicly announced by the Issuer for its failure to file the financial statements did not allay these concerns. Accordingly, TAML, together with the other reporting persons, filed this Schedule 13D to provide TAML flexibility to explore appropriate action that it, alone or together with other shareholders in the Issuer, could take to better evaluate and

CUSIP No. M8737E108

ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others.

On October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer (through counsel), the English translation of which is incorporated by reference herein as Exhibit E, demanding, among other things, that a shareholders meeting be held promptly.

On December 24, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer and certain counsel, the English translation of which is incorporated by reference herein as Exhibit F, demanding, among other things, that the Issuer exercise all its rights against officers of the Issuer, against members of the audit committee, against the Issuer’s internal auditor, against members of the board of directors and against any other person to recover the Issuer’s damages and losses incurred by their acts and omissions, among other things, as specified in the letter and in accordance with any other cause of action available to the Issuer pursuant to a contract or any law.

On March 28, 2007, counsel, on behalf of certain reporting persons, sent a letter to the Issuer’s counsel, the English translation of which is incorporated by reference herein as Exhibit G, responding to the Issuer’s Form 20-F filed with the SEC on March 20, 2007, and press release filed March 23, 2007. That press release stated, among other things, that the Issuer retained a financial advisor to assist it in pursuing strategic alternatives, including an equity investment, an infusion of working capital, or the purchase of the Issuer’s outstanding shares. The letter of March 28, 2007, among other things: (a) warned the Issuer, its controlling shareholders and directors not to adopt any steps not in the normal course of business, including steps that would affect the Issuer's capital and/or the structure of its capital and/or ownership of its shares and/or ownership of its controlling shareholders’ shares, without receiving the shareholders' consent before their completion; (b) demanded that in the event of a sale of the Issuer's and/or its controlling shareholders’ shares to any third party, such party give reasonable prior notice thereof and offer the reporting persons the opportunity to sell their shares on the same terms; and (c) stated that if the Issuer continued to act without informing the shareholders and considering the interests of all shareholders, the reporting persons would adopt legal measures to preserve the rights and interests of all shareholders. Counsel for the Issuer responded in a letter dated April 22, 2007, a copy of which is attached hereto as Exhibit H, rejecting all facts, claims and demands made in the letter of March 28, 2007.

On April 29, 2007, counsel for certain of the reporting persons sent a letter to the Issuer, a copy of which is incorporated by reference herein as Exhibit I, demanding that the Issuer file an action against Zvi Rosenthal, Vice President of the Issuer between 2001 and 2005, for misuse of inside information and breach of fiduciary duty to the Issuer. The demand arose out of criminal proceedings instituted by the SEC against Mr. Rosenthal and others for conspiring to commit securities fraud as a result of Mr. Rosenthal tipping his sons with confidential information concerning the Issuer, to which Mr. Rosenthal pled guilty, and a subsequent civil suit filed by the SEC against Mr. Rosenthal and others in federal district court arising out of the same actions. The letter also demanded that the Issuer file

CUSIP No. M8737E108

an action against its officers whose actions and omissions enabled Mr. Rosenthal to so misuse inside information.

On May 10, 2007, counsel for certain of the reporting persons filed in the District Court in Tel Aviv Jaffo (the “District Court”) an Opening Motion, a copy of which is incorporated by reference herein as Exhibit J, asking the court to declare that the Issuer’s affairs are being conducted in a manner that oppresses the minority shareholders, and among other things, to order the Issuer and certain of its affiliates to: (a) provide to the shareholders the information to which they are entitled under law and the Issuer’s articles of incorporation, including the Issuer’s books, the findings of the independent examiner appointed by the Issuer’s audit committee (the “independent examiner”) to examine its affairs, the Issuer’s agreements with the Blackstone Group, invitations to make offers to purchase the Issuer or its assets and any such offers received by the Issuer; (b) permit the minority shareholders to appoint a representative on the Issuer’s board of directors and require that any resolution passed by the directors also be approved by the independent directors; (c) amend the Issuer’s articles of association to require court approval before the Issuer issues securities or its controlling shareholders may sell their shares; (d) allow the minority shareholders to sell their shares under the same conditions offered to the controlling shareholders; and (e) appoint a permanent Special Administrator (in addition to a Special Temporary Administrator as described below) to ensure that the Issuer’s affairs are no longer conducted by oppressive means. On the same date, counsel also filed a motion in the District Court, a copy of which is incorporated by reference herein as Exhibit K, requesting that the court, among other things: (a) appoint a Special Temporary Administrator authorized to demand and receive from the Issuer, and to make copies of, any information relating to the Issuer’s affairs held by the Issuer or anyone on its behalf, all documents relating to the Issuer’s ongoing management and bookkeeping, and information regarding engagements the Issuer is about to carry out with third parties, and to report to the court information necessary to prevent further oppression of the minority shareholders; and (b) instruct the Issuer to order the independent examiner to put its findings and conclusions in a written report as soon as possible, and to immediately forward such report to the Special Temporary Administrator.

On May 27, 2007, counsel, on behalf of certain reporting persons, sent two letters to the Issuer’s counsel, the English translations of which are incorporated by reference herein as Exhibits L and M. One letter stated, among other things, that the proposed merger of the Issuer into a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”) is in fact a tender offer subject to approval by the Issuer’s internal audit committee and board of directors, in each case without the directors that have a personal interest in the proposed transaction, and by 95% of the Issuer’s shareholders in a general meeting, including approval by a third of the shareholders without an interest in the transaction. That letter stated that the Issuer’s directors have not followed appropriate corporate governance procedures for approving the transaction because of their personal interest in it, and that as a result the transaction is void. That letter also stated that such reporting persons intend to apply to the District Court to obtain a decision that the proposed transactions between the Issuer and Sun are void. The second letter requested that the Issuer produce

CUSIP No. M8737E108

to such counsel, among other things, certain documents relating to the proposed transactions between the Issuer and Sun, proposals submitted to the Issuer other than Sun’s, agreements between the Issuer and the Blackstone Group, offers for proposals sent by the Issuer or the Blackstone Group on its behalf, fairness and other opinions obtained in connection with the Issuer’s proposed transactions with Sun, documents relating to the appointment and findings of the independent examiner, employment agreements and resignation letters of the Issuer’s senior vice president and chief financial officer and certain other employees and documents relating to the Issuer’s delisting from the NASDAQ stock market.

On June 12, 2007, counsel for certain of the reporting persons filed in the District Court in Tel Aviv Jaffo (the “District Court”) an Opening Motion, a copy of which is attached hereto as Exhibit N, asking the court to order and declare (a) that the purported allotment of 6,787,500 shares of the Issuer to Sun Pharmaceuticals Industries Ltd. at a price of $6 per share (“Sun”) is null and void (the “Sun Share Allotment”); and (b) that the granting of an option by the Issuer to Sun for an additional allotment of 7,500,000 shares at a price of $6 per share over the course of three years is invalid and void (the “Sun Option”).  The District Court has scheduled a hearing on July 19, 2007 to hear the merits of the voidness of the Sun Share Allotment and the Sun Option.

On July 11, 2007, Mark Mobius, Executive Chairman of TAML, sent a letter to the Issuer, a copy of which is attached hereto as Exhibit O, requesting, among other things, that the directors, management, controllers and advisors of the Issuer cancel the proposed merger with Sun and reveal critical information regarding the financial status of the Issuer to all of its shareholders.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares in one or more transactions. The Investment Management Subsidiaries have purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 2,799,769 shares of Ordinary Shares of the Issuer (the “Securities”),

CUSIP No. M8737E108

representing 9.5% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that FRI and the Principal Shareholders may be deemed to beneficially own and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

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The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,799,769
Franklin Advisers, Inc. ("FAV"):	0

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,799,769
Franklin Advisers, Inc.:	0

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the clients of the Investment Management Subsidiaries is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A:	Executive Officers and Directors of Reporting Persons

Exhibit B:	Transactions in the Past 60 Days

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Exhibit C:    Joint Filing Agreement, dated as of August 4, 2006, incorporated by reference to the Original Schedule 13D

Exhibit D:        Powers of Attorney, incorporated by reference to Exhibit D of Amendment No. 7

Exhibit E:      Letter, dated October 18, 2006, sent by Counsel, on Behalf of Certain Reporting Persons to the Issuer, incorporated by reference to Amendment No. 3

Exhibit F:        Letter, dated December 24, 2006, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 4

Exhibit G:        Letter, dated March 28, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 6

Exhibit H:        Letter, dated April 22, 2007, Sent to Counsel of Certain Reporting Persons on Behalf of the Issuer, incorporated by reference to Amendment No. 7

Exhibit I:          Letter dated April 29, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 7

Exhibit J:           Opening Motion Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices) , incorporated by reference to Amendment No. 7

Exhibit K:          Urgent Motion for the Appointing of a Special Temporary Administrator Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices), incorporated by reference to Amendment No. 7

Exhibit L:          Letter dated May 27, 2007, Re: Opening Motion 585/07 Franklin Advisers, Inc. v. Taro Pharmaceutical Industries Ltd., Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 8

Exhibit M:         Letter dated May 27, 2007, Re: Voidance of the Transactions between Taro Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries Ltd., Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 8

Exhibit N:          Opening Motion Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on June 12, 2007 (without attachments)

Exhibit O:          Letter dated July 11, 2007, Sent to the Issuer from Mark Mobius, Executive Chairman of TAML

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2007

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:    /s/ Maria Gray

Maria Gray

Secretary (Acting) of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney filed as Exhibit D to Amendment No. 7

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney filed as Exhibit D to Amendment No. 7

TEMPLETON ASSET MANAGEMENT LTD.

By:    /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	180 Riverside Drive, Apt. 5F New York, NY 10024
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	NEA 1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting, LLC 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	704 Murphy Drive San Mateo, CA 94402

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Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 5th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

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Kenneth A. Lewis	Senior Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	Co-CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
Mark Banks Browning (British Citizen)	Co-CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
Gregory E. McGowan	Director, TAML	Franklin Templeton Companies LLC 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Wai Kwok Tom Wu (British National (Overseas)), -Hong Kong)	Director, TAML	Templeton Asset Management Ltd. 17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Timothy S. Stearns	Chief Compliance Officer	Franklin Templeton Companies LLC 500 E. Broward Blvd. Ft. Lauderdale, FL 33394

CUSIP No. M8737E108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent of TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. M8737E108

EXHIBIT B

TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a sale by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
7/9/2007	800	6.5000
7/9/2007	800	6.5000
7/9/2007	800	6.5000
7/9/2007	800	6.5000
7/9/2007	800	6.5000

Each of the transactions described below was a sale by FAV on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
6/11/2007	10,070	7.4800

CUSIP No. M8737E108

EXHIBIT N

In the District Court	Opening Motion 718/07
In Tel Aviv Jaffo

In the Matter of:	1.	Franklin Advisers, Inc.

(SEC # 801-26292)

2.	Templeton Asset Management Ltd.

(SEC # 801-46997)

All Represented by Legal Counsel Advocates Pinhas Rubin and/or Dr. Yael Aridor Bar-Ilan and/or Kfir Yadgar et al.

Gornitzky & Co., Law Offices

45 Rothschild Blvd., P.O. Box 29141, Tel Aviv 65784

Telephone: 03-7109191; Fax: 03-5606555

The Applicants;

-VERSUS-

And in the Matter of:	1. Taro Pharmaceutical Industries Ltd.

Co. No. 52-002290-6

2.	Dr. Baruch Levitt
3.	Dr. Daniel Morros
4.	Tal Levitt
5.	Aharon Levitt
6.	Morley and Company
7.	Taro Development Corporation

Through Legal Counsel Advocates Yigal Arnon & Co., Law Offices

1 Azrieli Center, Tel Aviv 67021

Telephone: 03-6087777; Fax: 03-6087724

8.	Sun Pharmaceutical Industries Ltd.

Represented by Legal Counsel Advocates Nashitz, Brandess & Co.

5 Tuval Street, Tel Aviv, 97897

Telephone: 03-6235000; Fax: 03-6235005

The Respondents;

9. The Securities Authority

22 Kanfei Nesharim, Jerusalem 95464

Telephone: 02-6556555, Fax: 02-6513646

The Formal Respondent;
Substance of the Claim:	Declaratory

OPENING MOTION

This Honorable Court is asked to exercise its powers, inter alia, pursuant to Section 280 of the Companies Law, 5759 – 1999 (hereinafter: "the Companies Law") (regarding an invalid transaction) and to declare and order as follows:

A.

That the purported private share allotment, within the framework of which, allegedly, 6,787,500 shares of Respondent 1 were allotted to Respondent 8 (at a price of $6 per share), is null and void due, among other things, to each one of the reasons detailed below:

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•	The absence of a decision of the audit committee as required, inter alia, in accordance with the provisions of Section 275 of the Companies Law.
•

An illegal resolution of the Company's board of directors in which directors with a conflict of interest, due to personal interests, participated, without the relevant directors reporting on their personal interests (see Section 269 of the Companies Law) and without refraining from participation and voting at the meeting of the board of directors as required (see Section 278 of the Companies Law); a resolution of a company's board of directors passed in a conflict of interests of the directors who have a personal interest, is of no effect and is voidable.

•

The absence of the approval (and not convening) of the general meeting of Respondent 1, Taro Pharmaceutical Industries Ltd., for the purpose of approving the private allotment of shares to Respondent 8 within the vote count of the majority should consist of at least one third of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, as required under Section 275 of the Companies Law;

B.

That the granting of the purported option to Respondent 8 for an additional similar allotment of shares of 7.5 million shares at a price of $6 per share over the course of three years, is invalid and void due to each one of the reasons specified in Sub Section A above.

C.	Any other relief required under the circumstances of the matter and all as specified in Chapter E of this Claim.

Likewise, this Honourable Court is asked to impose the Applicants' costs on Respondents 1 to 8, including attorneys' fees plus V.A.T. as prescribed by law.

All emphases have been added by the undersigned, unless indicated otherwise.

A.	The Invalid Allotment of Shares

On the 20th and 21st of May 2007 Respondent 1, Taro Pharmaceutical Industries Ltd., a public registered company No. 520022906 (above and below: "the Company" or "Taro"), announced that the Company's board of directors had approved a private allotment of 7.5 million shares at a price of $6 per share, to Respondent 8, an Indian company called Sun Pharmaceutical Industries Ltd. (hereinafter: "Sun") and also an option for an additional similar allotment of shares over the course of three years (hereinafter: "the Share Allotment").

Copies of the Company's reports dated the 20th and 21st of May 2007 are attached as Appendices A1 and A2 of the affidavit supporting this Claim (by the way, these reports are insufficient, fall short and are misleading and this matter will be dealt with later).

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The controlling shareholders and some of the members of the board of directors who participated in the discussions on the Share allotment and its approval, who are directly and/or indirectly associated with these Controlling Shareholders, have a personal interest in the approval of the Share Allotment and therefore were prevented from taking part in the meeting of the board of directors which discussed the Share Allotment and voted on the Share Allotment.

(For details regarding the personal interest of the Controlling Shareholders and these directors, see Section 4.1 below as well as Chapter C (2) of this Claim.)

In light of the existence of the personal interest of the Controlling Shareholders and some of the members of the board of directors, the Company was required according to Sections 270 (4) and 275 of the Companies Law to carry out the proceedings detailed below and in the following order: (these were not fulfilled):

The approval of the audit company of the Company's board of directors; where a director who has a personal interest in the approval of the Share Allotment will not be present at the discussions and will not participate at the voting of the audit committee (as prescribed, inter alia, by Section 278 (a) of the Companies Law).

The approval of the board of directors; where a director has a personal interest in the approval of the Share Allotment, he will not be present in the discussions and will not participate in the voting at the board of directors (as prescribed, inter alia, by Section 278(a) of the Companies Law).

The approval of the general meeting; within the majority of votes at a general meeting should include at least one third of all the votes of the shareholders participating in the vote who do not have a personal interest in the approval of the Share Allotment (as prescribed, inter alia, by Section 275 of the Companies Law, for the purpose of determining the total number of votes of those said shareholders the abstaining votes will not be taken into account). Prior to the convening of the shareholders meeting, it is required to make public a special and specified summons according to the Companies Regulations (Notice of a General Shareholders Meetings and a Shareholders Class Meeting in a Public

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Company), 2006 (hereinafter: the "Regulations") (and see also section 66 below).

It would appear that there is no dispute that these approvals are required wherever a private allotment of shares in a public company is involved where the controlling shareholder has a personal interest in its approval. For further details of these affairs see Chapter B of this Claim.

Moreover, it would appear that there is no dispute that these fundamental processes were not held. The lack of such approvals in a transaction of such a sort means that the Share Allotment is null and void ab initio. One can learn about the invalidity of the Share Allotment, for example, from Section 280 of the Companies Law and see also, for example, what the honorable Justice, Deputy President, Dr. Pilpel held in Civil File 655/01 H.A.K. Investments and Development Ltd. v. Migdalei Hashemesh M.H. (1990) Ltd., Tak – District Court Judgments 2003(4), 2204, 2211 at page 10 of the judgment as quoted in section 34 below (hereinafter: "H.A.K").

As has been stated (as detailed in Section 3 above) the stages are required where a controlling shareholder has a personal interest in the approval of an exceptional transaction of a public company with another person. In our case the controlling shareholders and the directors certainly have a personal interest, inter alia, as detailed below:

The Controlling Shareholders have a personal interest, inter alia, because they are selling their control in the Company to Sun (who is the buyer in the private Share Allotment). The private allotment constitutes an integral part of the stages of the sale of control of the Company to Sun, which was put down in writing in a whole web of agreements (hereinafter: "the Sale Transaction"). The private allotment was done on the background of the Sale Transaction and as an integral part thereof. The intended sale of control by the Controlling Shareholders together with the private allotment is intended to allow the sale of the Company as a going and complete concern (at a cheaper price) and consequently the Share Allotment is painted in bright red warning colors of the personal interests of the Controlling Shareholders and the directors. Therefore, the sale of control itself within the framework of the sale transaction under the circumstances of this case places the Controlling Shareholders in a situation of a conflict of interests between their role as Controlling shareholders (and their personal interests in the sale of their control) and their role as directors of the Company approving the Share

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Allotment. For a further expansion of this matter, see, mainly, Sections 48 – 52 below.

That the personal interest of the controlling shareholders does not have to be financial see, Eisenberg in the District Court on p. 74 and also sections 41, 64 – 70 below (and in this case the personal interest is seen inter alia also in a financial and economic benefit, as explained below). For a partial description of the web of agreements and Sale Transaction see the preliminary, first and non exhaustive answer of the respondents to Miscellaneous civil Request 10792/07 (hereinafter: the "Preliminary Answer") and the affidavit of the CEO of Taro, Mr. Shmuel Rubinstein, which was enclosed to it. For further sections on this issue, see, mainly, sections 47-53 below.

A copy of the Preliminary Answer is attached hereto as Appendix B1 of the affidavit supporting this Claim.

A copy of the Affidavit is attached hereto as Appendix B2 of the affidavit supporting this Claim.

The Controlling Shareholders have a personal interest inter alia also in that they most likely have made an undertaking in the voting agreement towards Sun according to which they will vote in favour of the Sale Transaction at the general meeting of Taro when such is convened. These voting agreements tie the discretion of the Controlling Shareholders and further strengthen their interest (that already exists) in the approval of the Share Allotment. Regarding the notion of a voting agreement is "stained" by personal interest, see, for example, the publication of the Securities Exchange dated 14th of January 2004 regarding the personal interest of a shareholder in voting at a meeting, as stated in section 44 below and also Criminal Appeal 3891/04 Arad Investments and Development Industries Ltd. and Shlomo Eisenberg v. The State of Israel, Tak-Supreme Court Judgments 2005(2), 1946 (2005) (hereinafter: the "Eisenberg Supreme Court Case") in Section 50 of the judgment, as detailed in Section 42 below and also see Sections 53 – 57 below.

The Controlling Shareholders have a personal interest inter alia, in that they benefit from different and special terms compared with the other minority shareholders. This differentiation, of the Controlling Shareholders, and the distinction between them and the other shareholders is striking, for example, in that they are selling shares of a private company (the Respondent 7) instead of selling the traded shares of Taro themselves held by this Company. This matter gives the Controlling Shareholders a significant tax

CUSIP No. M8737E108

benefit, a benefit which intensifies their personal interest already in the approval of the Share Allotment. For a further expansion of this matter see, mainly, Sections 58 – 62 below.

The Controlling Shareholders have a personal interest in the Share Allotment, inter alia also because the sale of Taro to Sun and converting Taro into a wholly owned subsidiary of Sun "will secure" the Controlling Shareholders against claims in all matters relating to their failed conduct in Taro, conduct which led to the downfall of Taro and for which nine class action suits have been instituted in the United States and further derivative which suits will be instituted (along with this Claim the Applicants will instituted an application to allow a derivative action suit and a derivative action against Respondents 1 to 7). Converting Taro into a private company wholly owned by Sun will put an end to the possibility of seeking justice with the Controlling Shareholders due to their failed conduct and it can also be assumed that an understanding exists between the Controlling Shareholders and Sun in the matter of the indemnification of the Controlling Shareholders in these matters.

The Controlling Shareholders have a personal interest in the Share Allotment by reason of an admission given on their part. Thus, for example, Respondents 1 - 7 have admitted that a "personal interest" existed, claiming, however, that "this is negligible compared to the waivers and undertakings" of the Controlling Shareholders in the Sale Transaction (The Preliminary Response was enclosed as Appendix B1 of the affidavit supporting this Claim). Thus, in addition to personal interest, as detailed above, the very existence of the Controlling Shareholders' undertakings in connection with the Sale Transaction intensifies their personal interest that already exists in the approval of the Share Allotment. For more in this matter, see Sections 74 - 80 herein below.

The Controlling Shareholders have a personal interest in the transaction due to the difference between obligations, undertakings and waivers in their role as Controlling

CUSIP No. M8737E108

shareholders in the Company as compared with their status as ordinary shareholders in the Company. These are Controlling Shareholders and directors of a Company that has issued a "going concern" warning. A such they have a personal interest in the sale of control in order to hand over the "hot potato" to another buyer in order to avoid the huge exposure and immense litigation costs in everything relating to the their conduct and bringing the Company to the brink of insolvency (compare in this context Sections 373 and 374 of the Companies Ordinance [New Version] 5743 – 1983 (hereinafter: "the Companies Ordinance") relating to the offences in the winding up) which have led to the class actions and the request to approve a derivative action which will arrive soon. This difference itself is also what indicates the existence of the personal interest and the material and concrete concern that the Controlling Shareholders and the directors will take into account their personal considerations in advancing and approving the Share Allotment in the Company's board of directors.

See the Eisenberg Supreme Court Case at section 49, and also Sections70 – 73 below.

As is known, Section 1 of the Companies Law defines what a "personal interest" is and this concept was interpreted extensively as applying almost to any personal linkage. In this matter see, for example, Criminal Case (Tel Aviv) 40200/99 The State of Israel v. Shlomo Ben Yitzhak et al, Tak District Court Judgments 2003 (3), 2002, 2081 (the "Eisenberg District Court Case") and the Eisenberg Supreme Court Case and also Chapter C (1) below.

Each one of the above issues constitutes a preferred linkage creating a personal interest for the Controlling Shareholders which means the nullifying of the resolution to allot the shares by inappropriate means which are void ab initio. A fortiori where all these linkages are accumulated together.

_________________________

 A growing concern means that the auditors of the company were of the opinion that there are significant doubts about the ability of the company to continue in the near future (one year of the date of the audit)..

CUSIP No. M8737E108

Despite the personal interest of the Controlling Shareholders, the required proceedings for the approval of the Share Allotment were not carried out, as follows: the audit committee was not convened; the matter of the personal interest was not disclosed in the board of directors of the Company and the members of the board of directors which were tainted with personal interest did not refrain from participating in the discussion and in voting in the meeting; the general meeting was not convened (and anyhow the Share Allotment was not approved by an 'untainted' third);

In this regard it will be noted that in accordance with the provision of Regulation 2 of the Regulations referring to those subjects stipulated in Section 87 of the Companies Law, notice of convening a meeting must be given at least 35 days before the date of the convening of the meeting. Furthermore, in accordance with Regulation 4(a) of the Regulations, notice must be made of the place of the meeting, specifying the subjects on the agenda (including regarding the fact that the resolution concerns a private allotment in which the controlling shareholder is interested), regarding the proposed resolutions and the majority required to pass the resolutions (including the need for an 'untainted' one third). However, as stated above, the meeting was not convened as required and anyhow no report was made of the personal interests of the Controlling Shareholders in approving the Share Allotment at the general meeting.

For the convenience of the Honourable Court a copy of these Regulations are attached as Exhibit A of the Claim, to show its considerable weight (pun intended).

Due to these faults, which go down to the root of the matter, the Resolution regarding the Share Allotment and the Share Allotment are invalid and void and thus the Honorable court will be asked to declare.

Needless to say that the convening of the meetings (which have not yet been convened) for the purpose of the attempted merger and/or the tender offer cannot be considered as the convening of the shareholders meeting for approving the Share Allotment. Meetings convened in order to discuss a merger and/or a tender offer are not intended for the purpose of discussion – rejection or approval – of the private Share Allotment. Therefore, the late convening of these (once these are convened) does not remedy the fundamental flaws in the resolutions, purportedly approving the Share Allotment.

CUSIP No. M8737E108

The Applicants (investment funds of the global international investment house known as Franklin Templeton Investment who hold shares in Respondent 1) have made their position clear to Respondents 1 to 8 even before the proceeding for the Share Allotment. The Applicants who also warned about the said matters at the time of the hearing before the Honourable Court (the Honourable Justice Deputy President Pilpel) which was held on the 21st of May 2007 and all for the purpose of full and fair transparency. The position of the Applicants was also made clear in the letter of May 27, 2007, in order to try pull the wool over the eyes of the Respondents who willingly made a risk in entering into the purported allotment of the shares, knowing that it might not come into being. This letter was answered in a general and vague manner by Respondents 1-7 and was not answered at all by Respondent 8. Respondents continue in their ways and their failed, oppressive and faulty conduct.

The letter dated May 27 2007 is attached hereto as Appendix C of the affidavit supporting this Claim.

It will be noted that this faulty corporate conduct is not surprising. It has been apparent for some while in every step of the way and is partly detailed (including the scandalous aspects thereof) in the claim to remove the oppression and to prevent the further strengthening of the oppression, submitted by the Applicants on May 10, 2007 against Respondents 1 to 7 (hereinafter: "the Claim to Remove the Oppression").

As stated, inter alia, in the Claim to Remove the Oppression, the Company reports for 2003 – 2004 were misleading and consequently required "restatement"; due to the non providing of reports the Company shares were delisted from trade on Nasdaq; the latest financial statements published by the Company (relating to 2005) included a "going concern warning"; the person who served as the vice president of Taro during 2001 and up to 2006 was charged by the Securities and Exchange Commission (hereinafter: "the SEC") for conspiring for securities fraud due to the use of insider information of the Company and even admitted guilt; following the demand of the Company's auditors an American law office was hired to serve as an independent examiner in order to look into the failures and accounting misstatements which occurred in the Company reports, but, so far, and despite repeated and constant requests in this matter, the report of the American independent examiner has not seen the light of day; there are many other such failures and irregularities which are unfolded and detailed, inter alia, in the Claim for the Removal of the Oppression.

A copy of the Claim for the Removal of the Oppression (without the appendixes) is attached hereto as Appendix D of the affidavit supporting this Claim.

For the sake of cautious it will be stated that the instituting of this Claim does not derogate from the other proceedings instituted against Respondents 1 to 7 and other proceedings required in light of the failed and faulty conduct of Respondents 1 to 7 (such as the derivative claim which has been promised). One proceeding does not derogate from the others.

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Respondent 9, the Securities Authority has been joined to these proceedings as a formal respondent in order for it to give its position regarding the significance of the existence of the personal interest in this case.

In light of the above said, the Honourable Court is asked to order that the Share Allotment is void and at least to order its voidance.

We will now turn from the heading and the summary of the matter to the substance of the matter itself, we will add citations and we will properly clarify each one of the above said things.

B.	The Approvals Required for Approving a Share Allotment Where a Personal Interest Exists

B. (1)          Transactions in which a Personal Interest is Involved Require Special Approvals

In an attempt to contend with the problem whereunder an officer or a controlling shareholder might act to advance his own interests instead of advancing the interests of the company and sometimes also contrary to the interests of the Company, the Companies Law has set out detailed rules and mechanisms regarding the identity of independent (and untainted) organs whose approval is required wherever a company is required to approve transactions with an interested party.

Section 270 of the Companies Law details which transactions are tainted by a personal interest and thereby require the fulfilling of the special approvals by the company. In this case the approval of the allotment of the shares is included within the ambit of Section 270(1) as well as within the ambit of Section 270(4) of the Companies Law. So long as Section 270(1) and (4) apply in our case, this requires the approval by the audit committee, the board of directors and the general meeting as stated in Section 275 of the Companies Law (in this matter see also Section 277 of the Companies Law).

In light of their importance, we will quote these sections in their wording:

"270. The following transactions of a company require approval as set out in this Chapter, provided that the transaction does not harm the best interests of the company:

(1)	The transaction of a company with an officer in the company as well as a transaction of a company with another person in which the officer holder in the company has a personal interest; however:-

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(a)

An officer in a company, if he is also an officer in a subsidiary company under the full control and ownership of the company, shall not be deemed to have a personal interest in the transaction between the parent company and the subsidiary company due to the fact that he is an officer in both of them or due to the fact that he is a shareholder or holds a security which may be exercised in shares of the parent company;

(b)

An office holder in a number of subsidiary companies under the full control and ownership of the same person shall not be deemed to have a personal interest in a transaction between the said subsidiary companies due to the fact that he is an officer in the contracting companies;

....

(4)

An extraordinary transaction of a public company with a controlling holder in the company or an extraordinary transaction of a public company with another person in which the controlling holder has a personal interest, including a private offer in which the controlling holder has a personal interest; as well as the contracting of a public company with the controlling holder in it or his relative, if he is also an officer in the company – regarding the terms of his tenure and employment and if he is an employee of the company and is not an officer of the company – regarding his employment in the company".

In this case section 270(4), dealing with a transaction in which a controlling holder has a personal interest in the transaction applies (as distinguished from and in addition to the personal interest of a controlling holder wearing the cap of an officer, as detailed below) because the Share Allotment is an extraordinary transaction (the private Share Allotment of the Company and the tender offer) of a public company with another person (as stated, in the case of Sun) where the controlling shareholder has a personal interest in its approval (and on the existence of a personal interest, see Chapter C below).

Furthermore, alternative 270 (4) also applies, inter alia, because the Share Allotment is an extraordinary transaction of a public company with its controlling shareholder, due to the obligations of the controlling shareholders in voting agreements towards Sun for the approval of the transaction (regarding these voting agreements see Chapter C(2) below).

_________________________

[1]

The term "an extraordinary transaction" is defined in Section 1 of the Companies Law as a "transaction" not in the ordinary course of business of the company, a transaction which is not in accordance with market conditions (arms length) or a transaction which is likely to materially influence the company's profitability, assets or liabilities"; A "transaction" is defined as follows: "a contract or undertaking as well as a unilateral decision of a company regarding the grant of a right or some other benefit".

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Furthermore, alternative 270(4) also exists, inter alia, because the Sun Company (who in effect will be the controlling holder due to the approval itself of the transaction in that it will be allotted 20% of the Company's shares and it will be entitled to purchase a further 20% of the Company's shares and furthermore the existing Controlling Shareholders have undertaken to sell it their shares in the company – a move which will mean that it would hold more than 50% of the voting rights in the company) must be viewed, for all intents and purposes, as the controlling holder in the company and for this reason also this is an extraordinary transaction of a public company with its controlling holder.

Furthermore, in this case, the alternative set out in Section 270(1) of the Companies Law exists – relating to a transaction in which an officer has a personal interest (as distinguished from and in addition to his personal interest wearing the cap of a controlling holder, as has been detailed above), because this is an (extraordinary) transaction of the Company with Sun where the Controlling Shareholders serve as directors in the Company and the other directors serve on their behalf and especially the chairman, Mr. Barry Levitt, have a personal interest in it. Regarding this personal interest see Chapter C below).

As stated, the resolution regarding the Share Allotment, which falls within the ambit of Section 270 of the Companies Law, places a duty on the Company to fulfill special approval proceedings in all matters relating to the personal interests. We will now refer to these.

B(2)            The Approvals Required When A Personal Interest Exists

The approval proceedings required relating to the types of transactions included in Section 270 of the Companies Law are to found in Sections 271 and up to 284 of the Companies Law. In our case the proceedings required are set out in Sections 272 and 275 of the Companies Law.

Section 275 of the Companies Law determines the proceedings required for the approval of a transaction in which a controlling holder has a personal interest. In this framework, Section 275 prescribes that an extraordinary transaction of a public company in which a controlling holder has a personal interest requires the fulfillment of the following proceedings:

"a	A transaction in which that stipulated in Section 270(4) exists requires the approval of the following, in the

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following order:

(1)	Audit committee;
(2)	The board of directors;
(3)	The general meeting, provided that each one of the following is fulfilled:
(a)

In the majority of votes at the general meeting at least one third of all the votes of the shareholders who do not have a personal interest in the approval of the transaction and who are participating at the vote, are included; in the counting of all of the votes of the said shareholders the absentee votes shall not be taken into account;

(b)	The total opposition votes amongst the shareholders referred to in sub paragraph (a) above shall not be greater than 1% of all the voting rights in the company.

...."

Furthermore, Section 278 of the Companies Law instructs how a director who has a personal interest in the approval of a transaction, must act, in the following language:

"(a) A director who has a personal interest in the approval of a transaction, other than as a transaction as referred to in Section 271, brought before the audit committee or the board of directors for approval, shall not be present during the deliberations and shall not take part in the voting of the audit committee or the board of directors."

In all matters relating to the approval of the extraordinary transaction in which an officer has a personal interest, as stated in the alternative set out in Section 270(1) (as distinguished from and in addition to the extraordinary transaction in which a controlling holder has a personal interest, as detailed above) Section 272 of the Companies Law instructs as follows:

"(a)

A transaction of a company, to which that stipulated in Section 270(1) applies and which is an extraordinary transaction, or that stipulated in Section 272(b) applies, requires the approval of the audit committee and afterwards the approval of the board of directors.

(b)

Should a private company not have an audit committee, the transaction shall require the approval of the board of directors only, if the officer is not a director, and if the officer is a director it shall also require the approval of the general meeting".

Furthermore, as in this matter the transaction concerns a "substantial private offer" as such term is defined in Section 1 of the Companies Law, the Share Allotment must also be approved by the general meeting.

As in this case, more than one alternative of the alternative stipulated in Section 270 of the Companies Law apply, the required approvals shall apply on an accumulative basis (as required by Section 277 of the Companies Law).

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In this case, the required approvals were not received. This is unequivocally clear from a reading of the company reports and the affidavit of the CEO of Taro submitted to the Honorable Court in Opening Motion 585/07 on the 21st of May 2007 (which was enclosed as appendix B2 to the Affidavit supporting this Claim, and see Chapter C(2) below).

That is to say: the audit committee was not convened; the board of directors was tainted; the general meeting was not convened with respect of the "untainted one third"; therefore, the Share Allotment is invalid and at least void. We will now refer to this matter.

B(3)            The Effects of Non Receiving the Required Approvals – the Resolution Regarding Share Allotment and Allotment of the Shares is Void

As the Respondents did not comply with the requirements for the approval of the Share Allotment, the resolution of the Share Allotment and the allotment of the shares itself are void, that is to say, void ab initio. The whole aim of the Law is to ensure that a proper procedure be maintained when a transaction with an interested party is involved. If the results will be the voidness of the transaction, than the due process required cannot be ensured.

This is also clear from a reading of Section 280 of the Companies Law which provides that approvals and resolutions regarding a personal interest which have not been passed in accordance with the proceedings set out in the Law, are void (alternatively, and only for the sake of caution, the transactions are voidable as required by the provisions of Section 281 of the Companies Law).

Section 280 provides as follows:

"(a)

A transaction of a company with an officer of the company or an extraordinary transaction by a public company with a controlling holder in the company, shall not be valid in respect of the company or the officer or the holder of control, if the transaction is not approved in accordance with the provisions of this Chapter, including where substantial defect has occurred in the approval process, or if the transaction was effected in a way that substantially deviated from the approval terms.

(b)

A transaction referred to in sub section (a) shall likewise not be valid in respect of another person if such person knew of the personal interest of the officer or the holder of control in the approving of the transaction and it knew, or ought to have known, of the lack of approval for such transaction as required under this Chapter."

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The aim of Section 280 of the Companies Law is to comply with the fulfillment of the provisions prescribed in the Chapter regarding transactions with an interested party, aimed at maintaining the best interests of the company and its shareholders against and in light of the concern that an officer or controlling holder may direct the company's affairs in accordance with his personal interests and personal affairs and not the best interests of the company. Thus, so long as the required approvals have not been received, the transaction or its approval gave no effect. In this regard see H.A.K. where the honorable Justice Deputy President Dr. Pilpel held:

"Section 280 of the Companies Law provides that a transaction which has not received the approvals required by law has no effect. This prescription is also pertinent regarding a person who knew or who ought to have known about a personal interest in a transaction of an officer or regarding some defect in the approval of the transaction."

These words are further reinforced in our case and therefore the Share Allotment must be ordered to be viewed as void also with respect of Sun, because Sun knew, and at least should have known, about the personal interest of the controlling shareholders (and it certainly ought to have known about the legal proceedings being conducted by the Applicants and aimed at preventing the oppressive and tainted transaction), inter alia, due to the following reasons:

Legal counsel for the Applicants informed legal counsel for Respondents 1 to 8 regarding their position, a number of times, and before the execution of the Share Allotment;

Legal counsel for the Applicants presented their said position at the time of the hearing which was held before the Honorable Court (the Honorable Justice Pilpel) on the 21st of May 2007, before the Share Allotment to Sun;

The Applicants immediately reported to the public, through a report to the SEC that a claim had been instituted a Claim for the Removal of the Oppression and Sun must have been aware of the notices published relating to Taro with the SEC.

As stated, the Applicants reiterated their positions in a letter dated May 27, 2007.

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Therefore, Sun's claims as if it did not know that the Share Allotment was void if the honourable Court upholds this Claim, cannot be heard.

The result is that justice will be served if the court orders that the resolution on the approval of the Share Allotment and the allotment of shares that was carried out are void and this Honorable Court is asked to declare that they are void.

C.	The Existence of a “Personal Interest”

C(1)            Case Law Expands "Personal Interests" ("Excess Linkage")

The Companies Law does not include a detailed definition of the term "personal interest". In this matter the Law sufficed with a general definition to be found in Section 1 of the Companies Law as follows:

"A personal interest of a person in an action or transaction of a company, including a personal interest of his relative and of another corporation in which such person or his relative has a personal interest, excepting a personal interest due to his actual holding of shares in the company".

The interpretation of the term "a personal interest" involves another two concepts: "an interested party" and "a relative", which are defined in Section 1 of the Companies Law. As stated, Section 1 of the Companies Law defines an "interested party", inter alia, as a substantial shareholder (who holds five per cent or more of the share capital in the company). In our case, the Respondents 2 to 7 are controlling shareholders in Respondent 1, as they jointly hold approximately 45% of the voting rights in Respondent 1, and anyhow they are interested parties.

A copy of the relevant parts of the latest annual report of the Company (relating to 2005) detailing the manner of calculating the accumulative voting power of the controlling holders, is attached hereto as Appendix E of the affidavit supporting this Claim.

We must therefore look into the meaning of the term "a personal interest" and the correct and proper interpretation which must be given to it.

_________________________

            A similar definition (although less comprehensive) appears in Section 96 of the Companies Ordinance.

[1]

The definition section of the Companies Law defines this term as follows: "a substantial shareholder who has the power to appoint one or more directors or the managing director (CEO), and someone who serves in the company as a director or managing director."

            The term "relative" is defined in the definition section as follows: "a spouse, brother or sister, parent, parents of a parent, descendants or descendants of a spouse or the spouse of any one of the above."

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The term "personal interest" is a standard which will be given its context by the court in accordance with the circumstances of the matter (see the Eisenberg Supreme Court Case in paragraph 46 of the judgment). The aim of the arrangement in the matter of "a personal interest" is to protect the affairs of shareholders from the public and to ensure public trust in investments in companies, in a dynamic field such as the trading and the capital market sphere.

As is befitting for the securing of the trust of the investing public in the office holders in companies, the definition of a personal interest is perceived as having wide applicability and case law has made the use of indicators to determine the existence of a personal interest in a certain matter.

The subject of personal interest received special attention in the Eisenberg District Court Case, which dealt with a transaction in which all the shareholders were supposed to purchase additional shares of a company whilst the controlling shareholders were to pay the consideration against the shares with shares of another company. In the Eisenberg District Court Case it was held that this inequality creates "a personal interest" for the controlling shareholders in the approval of the transaction.

Regarding the nature of the term "personal interest" the District Court has held (on page 74), that:

"It is my opinion that the expression "personal interest" in Chapter D1 of the Companies Ordinance should be interpreted in accordance with its natural meaning .... accordingly, when we examine whether a certain shareholder has a "personal interest" on a certain matter, any personal linkage he has on the said issue, which is in addition to the linkage he has as a shareholder in the company, as such, on that matter, is considered a "personal interest". The weight of the additional linkage does not add, nor detract, it may be weighty or inconsiderable, but the existence of additional linkage is enough in itself. The linkage may, but does not have to be, an economic benefit for the shareholder's private pocket. Also the advancing of the aims of a third party, as wished by a shareholder, without any economic benefit being attached to the shareholder himself, will constitute "a personal interest" of the shareholder, such as the donation made by a company to a volunteering enterprise headed by the shareholder of the company."

In examining the judgment of the District Court, the Supreme Court also provided a wide definition, based on the linkage test as implemented by the District Court. Thus, in paragraph 49 of the judgment it is clarified that a personal interest arises when the following exists:

"Any personal interest which a shareholder has in the transaction in issue, which is in addition to the linkage the shareholder has with the company as such, may be considered a "personal interest" of the shareholder in the transaction. The linkage may be (but does not have to be) an economic benefit to the private pocket of a shareholder. At the same time, I cannot accept the finding of the lower court that 'the weight of the additional linkage does not add or detract' and that the existence of the additional linkage is enough in itself. As stated, under the umbrella of the subject deliberated upon by us, there is no place for a definition which is too wide and encompassing. This definition fits in with the definition of a "personal interest" in Section 1 of the Companies Law, which lessens the definition of a "personal interest arising from the mere holding of shares in the company", and should serve as a guideline for examining whether the shares of a certain party are tainted by a personal interest, or not ... the term must be interpreted proportionally taking into account the weight of the excess linkage in relation to the transaction in question, on the background of

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the other circumstances of the case, and to enable the body clarifying the matter "to bleach" the purported stained shares, in the "personal matter" where it is held that the weight of this matter is negligible and light."

Thus, the excess linkage test (compared to the rest of the shareholders) is intended to indicate that the potential exists regarding a substantive concern that the discretion of the party involved in a personal interest will be effected by his own interests and not the interests of the company.

On the background of the Eisenberg Supreme Court Case, the Securities Authority published at the beginning of 2004, a proposed resolution that included a proposed interpretation of the definition of the term "personal interest" in the Companies Law. According to the position of the Securities Authority, a personal interest exists wherever a conflict of interest exists between an officer or a control holder and the shareholders and/or a possible influence exists on other interests of his in the decision making process in the company.

The following was published by the Securities Authority on January 24th, 2004:

"The Authority is considering adopting an interpretation according to which a "personal interest" exists when a shareholder is subject to the influence of a control holder or finds himself in a relationship with a controlling holder, causing him to vote contrary to the interests he would have if he had only considered his interests as a shareholder, and this, in each one of the following cases:

a.

The shareholder has financial, business or family relations with the control holders which may reasonably be expected to influence his vote relating to a transaction, in a manner contrary to the manner he would have voted had he considered only his interests as a shareholder.

b.

The shareholder, his partner or a person with which the shareholder has business, financial or family relations, has a substantial financial interest in the transaction which may reasonably be expected to influence his vote on a transaction, in a manner contrary to his vote had he considered only his interests as a shareholder.

c.

The shareholder is subject to a controlling influence of a party to the transaction or of someone who has a substantial financial interest in the transaction and such influence may reasonably be expected to influence the shareholder's vote, in a manner contrary to his vote had he considered only his interests as a shareholder; without derogating from the generality of the above said, prima facie an employee of a company or of a corporation under its control or an employee of a control holder, whose main income arises from such employment, shall be deemed to be subject to the said controlling influence.

d.

The shareholder purchased the shares at a time at which he knew about the intention of the company to carry out the transaction with the control holder, and he purchased them, in a transaction outside of the exchange, from the control holder or from a company under his control; there is a presumption that the shareholder knew about the intention to carry out the transaction between the company and the control holder if he purchased the shares three months or less, before the approval date by the company's board of directors.

e.	The shareholder has a voting agreement or an agreement to appoint directors in the company with the

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control holder, save for an agreement conferring minority rights on a shareholder in the company".

Where these are the consequences with respect to a shareholders, they hold mutatis mutanids where the controlling shareholder is concerned.

A copy of the Securities Authority publication is enclosed hereto as Exhibit B to this Claim.

To summarize this matter, the existence or absence of a personal interest will be determined in accordance with the excess linkage test, by the exercising of objective tests looking into the personal interests and the web of business relations between the decision makers. The personal interest exists wherever a shareholder has a linkage which is in addition to the linkage he has as a shareholder in the company as such, where such linkage may, but does not necessarily, have an economic benefit and which may influence the discretion of the decision maker (and it should be noted, in this case an economic benefit exists anyway).

C(2)            The Personal Linkages Creating a Personal Interest in this Case

In this case the Controlling Shareholders have a personal interest in the approval of the Share Allotment.

The Controlling Shareholders have a personal interest, inter alia, in that they are selling their control in the Company to Sun:

The Share Allotment constitutes a first and integral part of the stages of selling the control and the Company to Sun, a sale transaction which was put down in writing in a whole web of agreements.

The fact that a web of agreements involve one whole transaction, with the Share Allotment being only one integral part thereof, transpires from a reading of the affidavit of Taro's CEO, Mr. Shmuel Rubinstein (attached as Appendix B2 of this Claim), which notes as follows:

"36.   The transaction entered into between the Company and Sun, before the lodging of the application for the granting of a temporary order, and in which already a sum of US$ 25,000,000 has been injected into the Company, is made up of a of two-staged contractual web, as follows:

"A.

At the first stage, Sun will make an urgent and immediate injection of the initial capital urgently required by the Company in order to comply with its liabilities towards its creditors and maintaining its business as a going concern. The injected amount stands, as stated, in the sum of US$ 45,000,000 .

In exchange for the said amount - - a large part of which has already been transferred to the Company's account - - Sun will be allotted 7,500,000 ordinary shares of the Company, which shall vest it with approximately 20% of the ordinary issued share capital of the Company.

This allotment is carried out at the value of $6 per share, which is close to the price at which the share was traded on the last trading date before the approval by the board of directors for the

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transaction ($6.10 per share). Sun received an option for a period of three years to purchase an identical quantity of shares at a price of $6 per share.

B.

At the second stage, a merger will be carried out between a subsidiary company of Sun and the Taro Company within the framework of which Taro will become a wholly owned subsidiary company of Sun and each ordinary share of Taro will vest the holder thereof with the right to receive the sum of $7.75 per share in cash. As stated, this price reflects a premium of 27% per share relating to the market price at the time of the execution of the transaction.

The merger is subject to the approval of the Company's shareholders at class meetings and is subject to the required majority pursuant to the Companies Law. I will already note here that, in accordance with legal advice which I have received, this outline for the approval of the merger transactions has been provided in the Companies Law and the Applicants are not entitled to compel the Company and its shareholders to undertake any other means of approval for the merger transaction.

C.

In order to allow the two-staged transaction, the Controlling Shareholders were required to undertake that even in the case of the merger transaction not being approved Sun shall be entitled to purchase the control in the Company, in the framework of a tender offer in which it will offer any shareholder wishing such, to sell his shares to it. Also in such a case of the acquisition of the control from the Controlling Shareholders (who have undertaken to sell all their shares to Sun) and from all the other shareholders (who wish to sell their shares to Sun) will be carried out according to the same price determined per share within the merger framework, that is to say: $7.75 per share".

[Some of emphasis in the original - the undersigned]

Thus, the Share Allotment constitutes an integral part of the stage of the sale of control and the sale of the Company to Sun, which were put in writing in the comprehensive web or agreement. The Share Allotment was done against the background of the Sale Transaction to Sun and as a part thereof. The diluting Share Allotment which is done in advance is nothing but the first stage in securing the merger between the wholly owned subsidiary of Sun and Taro, after the fact. Moreover, the final stage of an oppressive tender offer after the fact, constitutes a "whip" against those shareholders disapproving of the merger, in order to allow the second stage, which is the merger. Without the sale of control Sun would not have found it appropriate to transfer equity into the Company in consideration of the Share Allotment.

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The intended sale of control by the Controlling Shareholders together with the private allotment were intended to allow the sale of the Company as a whole and going concern (at a lower price). Therefore, the sale of the control, in itself, in the framework of the Sale Transaction (of which only one of its stages is the Share Allotment) under the circumstances of this case, puts the Controlling Shareholders in a situation of a conflict of interests between their role as Controlling Holders (and their personal interest in the sale of their control) and the role they assume as Company directors approving the Share Allotment (and the personal interests of those who were committed towards Sun and who are interested in securing and consummating the Sale Transaction, as detailed below).

These issues are clear in light of the affidavit of the CEO of Taro which in its section 52(a) states that: "The Allotment is done in reasonable and fair conditions, in an equal manner and as part of the web of agreement which includes a premium (above stock exchange price) to all the shareholders, in an equal manner." (in a comment it should be noted, that the company is not being traded on the stock exchange but rather on the pink sheets, and that the terms are not equal).

The existence of a personal interest in any one of the web of agreements constitutes to the controlling shareholders and the directors on their behalf a personal interest in any one of the stages of the web of agreement. The personal interest of the controlling shareholders in the final stages of the Sale Transaction constitutes to them a personal interest already when voting on the first stage, which is the Share Allotment which is supposed to allow and permit the completion of the further stages which follow it. The Respondents attempt to argue to the contrary is made only to circumvent and evade the laws directives with respect to the approval of tainted transactions.

Thus, the Controlling Shareholders, by making their decisions tainted by personal interests are already tainted by personal interests structurally. Due to situations of this sort, the Companies Law holds that a director seeking to approve a transaction in which he has a personal interest, will disclose it to the Company and will refrain from voting on the board of directors or the audit committee (see Section 278 of the Companies Law).

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The Controlling Shareholders have a personal interest, inter alia, in that they have undertaken in a voting agreement towards Sun according to which they will vote for the Sale Transaction at the general meeting of Taro when it is convened:

As stated in Section 36(c) of the affidavit of Taro's CEO (as quoted above), the Controlling Shareholders have undertaken towards Sun, as far as is known in voting agreements, according to which they will vote for the Sale Transaction at the general meeting.

These voting agreements restrict the discretion of the Controlling Shareholders and intensify the personal interest that already exists in the approval of the Share Allotment.

These voting agreements bind the Controlling Shareholders to act in a certain manner, because if they do not they will find themselves in breach of their personal duties and obligations towards Sun. In this regard reference will be made to the position of Respondent 9, the Securities Authority, on the 14th of January 2004, attached as Exhibit B of this Claim, according to which, if a shareholder has a voting agreement with an acquiring company, then a "personal interest" is involved for that shareholder.

This position has also been adopted by the Supreme Court in the Eisenberg Case. Thus, in Section 50 of the judgment:

"Once it was held that a voting agreement had been made between the appellant and the brothers and that the brothers had voted, through their proxies, in accordance with this agreement – there is no choice but to find that the shares were tainted with a personal interest. We are talking here of a distinct example of misdirecting the voting mechanism which the legislator sought to prevent through the special approval process, because a voting agreement with someone belonging to a controlling group makes the votes thereunder the long arm of the controlling group, tainted with the personal interest. ... indeed, in its examining the personal interest it focuses on locating the excess linkage, which is in addition to and beyond the ordinary linkage every shareholder has. Where a shareholder, upon exercising his voting right, makes legitimate considerations, but these are accompanied by other considerations, such legitimate considerations do not annul the personal interest. This excess does not necessarily negate the basic linkage, however it is sufficient in order to undermine the intended aim the special approval process tries to achieve".

This is also apposite, a fortiori, in the matter of voting on the Company's board of directors. The undertakings of the Controlling Shareholders towards Sun "taint" with personal interest not only for the voting at the general meeting but already from the outset the vote regarding the approval for the Share Allotment (which is part of the overall web of agreements) at the Company's board of directors.

The Controlling Shareholders have a personal interest, inter alia, in that they are entitled to different and special conditions compared with the other minority shareholders:

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In this case the personal interests of the Controlling Shareholders and of the directors on their behalf in all matters relating to the approval of the Share Allotment arises also from the significant differentiation in the Sale Transaction in comparison with the other shareholders.

This discrimination exists despite the purported façade of equality, of the transaction. Thus, inter alia, the Controlling Shareholders are not selling Taro shares being held by the Respondent 7, but rather the Respondent 7 (which holds Taro shares) itself. As a result, the Taro shares are being indirectly acquired from the Controlling Shareholders, contrary to the direct acquisition of the Taro shares from the public shareholders.

We can see this also from a reading of Section 42 of the affidavit of Taro's CEO:

"C.

Secondly, in respect of the claim according to which 'the chairman of the board of directors and the controlling holder looked after himself well and discriminated in favour of himself in a striking manner, if he sells a private company which holds shares traded instead of selling the shares traded themselves' and thus creates an advantage for himself and therefore he has, according to this claim, 'a real personal interest (and profound conflict of interests)' – the Applicants in their self righteousness and in their role as spoilers are trying to prevent the Controlling Shareholders in the Company from having any advantage, even if this is a marginal and negligible advantage which does not derogate from the other shareholders or come at their expense."

It is not at all clear why this is "self righteousness" because the facts regarding the personal interest clearly transpire from the position of the Respondents. The fact that the Controlling Shareholders have a significant tax benefit in comparison with the other shareholders from the public, speaks for itself and further strengthens and heightens their personal interests in approving the Share Allotment. The existence of this benefit shows that it has been considered by the Controlling Shareholders and as already as such it " comes at the expense of the other shareholders" who are entitled to have the resolutions in the company passed without the personal interests of the Controlling Shareholders in the Share Allotment influencing their decision.

The following quote from Prof. Zohar Goshen in his article "Voting in a Conflict of Interests in Corporate Law" Mishpatim 29(1998) 17, at page 30 is very appropriate:

"The problem of voting in a conflict of interest is especially striking in situations where the voter finds himself on both sides of the transaction. However, the problem of voting in a conflict of interest is

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expressed also in situations in which the transaction puts on a front of equality and the fact that the voter finds himself on both sides of the transaction, is concealed."

Compare with the position of the Securities Authority regarding personal interest of a shareholder in voting at a meeting, attached as Exhibit B of this Claim.

The Controlling Shareholders have a personal interest in the Share Allotment, inter alia, due to the fact that the sale of Taro to Sun and making it into a subsidiary company wholly owned by Sun “will secure" them against future claims:

The outline of the transaction vests the Controlling Shareholders with the possibility and the chance of a retrospective "pardon" and assurance against additional claims in all matters relating to their failed conduct in Taro which led to its downfall and bringing it to its serious (including financial) situation. Moreover, the making of the Taro Company into a private company will enable the Controlling Shareholders to conceal their failures and not to disclose them to the public.

Thus, should the merger transaction be approved (being in fact a tender offer) and/or the full special tender offer is consummated after the merger transaction fails, Sun will become the sole owner of the Taro Company which will also become a private company. In this state of affairs, Sun will have full discretion whether to exempt the directors of Taro from their past and/or to settle in their name and for them the claims instituted against them (in this regard it will be noted that already nine class action suits have been instituted in the United States for the misleading reports of the Company and its directors during the course of the years 2003 and 2004).

Furthermore, after Taro becomes a private company it will no longer be possible to demand information which will testify to the failures and faults created due to the failed behavior of the Controlling Shareholders and anyhow there will be no shareholders from the public who can pursue for the damages of Taro in a future derivative claim against the Controlling Shareholders.

Within the framework of the Claim for the Removal of the Oppression it has already been clarified that the conduct of the Company, headed by the Controlling Shareholders, is faulty, defective and failing and the result is the disastrous situation of the Company. Thus, for example, in the Claim for the Removal of Oppression, the following, inter alia was clarified:

•	That due to the non-providing of the reports the shares of the Company were delisted from Nasdaq (ibid, Chapter B. 3. e.);

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•

That the latest financial statements published by Taro (relating to 2005) include a "going concern warning" (ibid), Sections 94 – 95); that the reports of the Company for 2003 – 2004 were misleading and consequently they were required to be "restated"; it has further been clarified that within the framework of the misleading representations made by the Company regarding a net profit of more than 11 million dollars in 2004, whilst in effect, there was a net loss of approximately 31.5 million dollars (ibid), in Section 95);

•

That the person who served as the vice president of Taro from 2001 and up to 2006, was accused by the SEC for conspiring to commit securities fraud due to the use of insider information of the Company, and also admitted guilt (ibid, in Chapter B.3.c;)

•

That at the demand of the auditors of the Company, the services of an American law office were hired to serve as an independent examiner in order to look into the accounting failures and misstatements which occurred in the Company's reports but up until this present day the report of the American independent examiner has not seen the light of day, despite repeated and constant requests in this matter (ibid, Chapter B.3.B.);

•

That due to the misleading reports of the Company, during 2003 and up until 2006, nine (!) class action suits were lodged against the company already in August 2004. Following the publication of the amended reports, an amended class action suit was filed on the 4th of April 2007 (ibid, in Chapter B.3.D);

•

That throughout the course of the said period, the Company refrains from forwarding updated and credible information to its shareholders regarding its affairs. So far, there is no information regarding the financial results of the Company for 2006 and there is no information regarding the financial results for the first quarter of 2007. This information, naturally is held by the Controlling Shareholders, some of whom serve as directors, but is being concealed from the minority shareholders in the Company (ibid, in Chapter B.3.A);

Due to these affairs, the Applicants have also announced that they intend to lodge an application to approve a derivative claim against the Controlling Shareholders and the directors in the Company, and this Claim will be lodged alongside with the lodging of this Opening Motion. However, this is only based on the partial information which has been disclosed and a lot of additional information is lacking.

Thus, the Controlling Shareholders have in this case a personal economic benefit which is expressed, inter alia, in the sale of their shares in respondent 7 rather than their shares in Taro and the material financial benefit which lies in the avoidance of future and existing claims against them. However, it is known that the personal benefit of the controlling holder does not have to be financial. For this issue, see, for example, Eisenberg Case in the District Court on page 74:

"The linkage may, but does not have to be, an economic benefit going into the private pocket of a shareholder. Also the advancing of the affairs of a third party in which the shareholder has some interest, without any economic benefit accompanying such for the shareholder himself, will constitute a "personal interest" of the shareholder, such as a contribution made by a company to a volunteer enterprise headed by the shareholder."

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Thus, the Sale Transaction in which Taro was sold in full to another company and becomes a private subsidiary company of that other company, is a transaction with striking advantages (economic and others) from the point of view of the Controlling Shareholders who may be expected to be personally sued for their failed conduct in Taro. Also as a consequence of this, the approval of the Share Allotment constitutes the approval of a transaction in which the Controlling Shareholders have a personal interest.

Against this background it is difficult to believe that the Controlling Shareholders have deviated from their custom and acted, at this critical stage, in a manner best fitting the interests of the Company and that they have not at all considered any personal interests. Furthermore, almost certainly these personal interests of the Controlling Shareholders are what influenced and guided their discretion in approving the Share Allotment.

The Controlling Shareholders have a personal interest in the transaction due to the difference in the obligations, undertakings and waivers between their status as controlling shareholders in the Company and their status as ordinary shareholders:

We are talking here about Controlling Shareholders and directors in a Company which has published a "going concern" warning. As such, they have a personal interest in the sale of the control in order to pass the "hot potato" on to another buyer, in order to avoid their huge exposure and the immense litigation costs in all matters revolving around their conduct and their bringing the serious downfall of the Company on to the brink of insolvency and dissolution (in this regard compare Sections 373 and 374 of the Companies Ordinance relating to winding up offences), conduct which has led, inter alia, to class action suits and to an application for the approval of a derivative claim and those derivative claims which are pending.

The difference itself dictates that there is a material concern that the Controlling Shareholders and directors will consider their own personal considerations in advancing and approving the allotment of shares on the board of directors.

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Each one of the said matters is indicative of the personal interest of the Controlling Shareholders. This is even more so when these linkages accumulate together. In this matter the following summarizing quote from the Honorable Mr. Justice Rivlin in the Eisenberg Case in the Supreme Court (in Section 49 of the judgment) which fill the term "personal interest" with content, are very appropriate:

"The term must be interpreted on a measured basis, which takes into account the weight of the excess linkage in relation to the said transaction, based on the background of the other circumstances of the case and to enable the body clarifying the matter to "clean" the shares which are allegedly "stained" with "personal interest" where it is held that this weight is negligible and unimportant."

Indeed, each one of the linkages and certainly the entirety of the circumstances together, show that indeed this is how things were.

C(3)	The Admission of the Respondents that there is a Personal Interest in this Case

Respondents 1 to 7 have admitted that also according to their way of thinking a "personal interest" is involved. Thus, in Section 52(b) of the affidavit of Taro's CEO, the following is said:

"Even if there is some advantage to the chairman of the board of directors in selling the shares of a private company holding the Taro shares, it is nothing and negligible compared with the waivers and the undertakings of the Controlling Holders entailed in a transaction in favor of the Company and its shareholders in general (the waiver of the control premium and any other benefits, and the preferential rights attached to the founders shares, the waiver of receiving funds for the holdings of the Controlling Shareholders in 50% of the issued capital of the subsidiary company of Taro) and this consideration is negligible."

It therefore appears that there is no dispute (despite the claims of "self righteousness") that a personal interest is involved.

Not only is the claim that this personal interest is "negligible" incorrect, but rather also the mere existence of the undertakings intensify the existing personal interest from the very outset (instead of canceling it). The existence of the excess personal interest, as detailed above, raises the fear and the reasonable expectation for the misguided discretion of the decision makers (compare this with Nehama Brin, "Transaction with Controlling Shareholders in Public Companies", Taagidim C 6).

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The admission of the Respondents that undertakings do exist on the part of the Respondents in connection with the web of transactions, shows that there is a personal interest and that it is intensifying already regarding the approval of the Share Allotment.

And finally, if Respondents 1 to 7 claim that this personal interest is insignificant and negligible (and it is difficult to believe this under the circumstances of the case) then the burden of evidence falls upon them.

In summary of this matter, an admission of a litigant exists that there is a personal interest, the sole dispute (if any) is in the intensity of this personal interest. According to the Applicants, these matters are clear and the influence of the personal interest is distinct in a number of aspects, as detailed above. In any event, once the Respondents have made the admission, then the burden of persuasion is upon them to show that there was no need to approve the allotment using the mechanisms set out in law for extraordinary and tainted transactions of a public company, passes on to the shoulders of the Respondents. In this regard it will be said, that the existence or the absence of a personal interest will be determined in accordance with the excess linkage test, whilst operating objective tests which look into the personal connections and the web of business relations between the decision makers, on the background of the other circumstances of the matter. The exercising of this test, under the circumstances of the matter, leads to the conclusion that the Controlling Shareholders do have a personal interest in the approval of the Share Allotment.

D.	The Circumstances Leading to the Instituting of this Claim

D(1)            The Additional Proceedings and Events Which Led to the Instituting of this Claim

As stated in Section 9 above, the Applicants (the minority shareholders in Taro) are part of the international global investment group from the Franklin Templeton House. Franklin Templeton is the investment manager of pension funds, trusts, businesses, partnerships etc., throughout the world. The Franklin Templeton Group, with its headquarters in the United States, has offices in 29 countries offering investment solutions and services in more than 150 countries throughout the world.

A confirmation of the holdings of the Applicants in the Company as of April 30, 2007 is attached hereto as Appendix F to

CUSIP No. M8737E108

the affidavit supporting this Claim.

Respondent 1, Taro, is a pharmaceutical company registered in Israel and as such is subject to the Israeli corporate law. As stated in Section 10 above, towards the end of 2006 and following the serious downturn in the situation and conduct of the Company, its shares were delisted from Nasdaq.

Even though Taro is a public company it is – effectively – controlled by two families, Levitt and Morros (who are related by family ties), who jointly, through Respondents 2 to 7, as of May 20, 2007 (and before the dilution as described above) hold approximately 45.4% of the voting rights in the Company (above and below: "the Controlling Shareholders").

Already on the 10th of May, 2007, the Applicants instituted the Claim for the Removal of Oppression. As has been detailed in that Claim (backed up by many documents and a great deal of data supported by an affidavit) the Controlling Shareholders have been managing the Company for a long time in a scandalous and oppressive manner towards the minority shareholders in the Company whilst causing the deterioration of the Company itself.

A copy of the Opening Motion was attached as Appendix D to this Claim.

Furthermore, and in light of the concern that Respondents 1 to 7 intend to take critical steps to change the capital structure of the Company, the Applicants, concurrently with the filing of the Claim to Remove the Oppression, have submitted an urgent application to appoint a special temporary administrator for the Company (Advocate Pinhas Rubin and Dr. Simcha Sadan together as special temporary administrator) (above and below: "the Application to Appoint in Special Temporary Administrator").

A copy of the Application to appoint a Special Temporary Administrator (without appendices) is attached hereto as Appendix G of the affidavit supporting this Claim.

CUSIP No. M8737E108

Even before the response of the Respondents was received and even before the Honorable Court was given time to discuss the urgent application to appoint the Special Temporary Administrator, it transpired that Respondent 1 had approved an oppressive transaction (the transaction which the Applicants feared) and in this framework it had passed a resolution which purports to approve a private allotment of shares to Sun, and all of this was done without receiving the required approvals for such in accordance with proper corporate regime, as detailed above.

Under these circumstances an urgent hearing was held in the presence of the parties before the Honourable Justice Mrs. Pilpel on May 21st, 2007. In order to prevent a situation in which, after the hearing of the Applicants' claims, they would find themselves oppressed and diluted, the parties agreed, in a hearing held on May 21st, 2007, before the Honourable Court (the Honourable Justice Pilpel) and this agreement received validity of a decision, according to which:

"9.5% of every allotment (including share options) contemplated within the framework of the transaction between Sun and Taro will be withheld and no further allotment at this stage be executed to Sun before any other ruling of the Court. No other further additional allotments will be made from Taro to Sun or to anyone on its behalf, so as not to bypass this undertaking".

A copy of the records of the hearing of May 21st, 2007, is attached hereto as Appendix H of the affidavit supporting this Claim.

Even before the hearing and afterwards, at the time of the hearing, the Applicants made their position clear to Respondents 1 to 8, regarding the fundamental and basic flaws described at length above.

On May 27, 2007, the Applicants turned to Respondent 1 and to Respondent 8 and put forward the grounds for these defects in writing, aimed at clarifying whether there was a good answer which could satisfy them.

A copy of the letter of the Applicants dated May 27, 2007, is attached as Appendix C of the affidavit supporting this Claim.

CUSIP No. M8737E108

The response of Respondents 1 to 7 was received on the 5th of June, 2007, within the framework of a letter referring to the issue of the discovery of documents in Opening Motion 585/07. In this letter there is no relevant reply and anyhow there is no satisfactory reply regarding the serious defects described above. Instead of this, the Respondents raise two simplistic and unsubstantiated reasoning.

A copy of the letter dated June 5, 2007 is attached as Appendix I to the affidavit supporting this Claim.

The first is that the Share Allotment does not embody "any benefit" (Section 22 of the letter). In this regard the Respondents have kept quiet and have not added anything. They have kept quiet and not expanded these matters when the facts contradict each other as declared by the CEO of Taro on behalf of the Respondents according to which there is a personal interest in the Share Allotment but it is "nothing and negligible compared with the waivers and undertakings of the shareholders embodied in the transaction". It is obvious that there is a personal interest in light of the many excess linkages (and not only the specific linkage of the sale of the private company instead of the sale of shares in the Company itself which is the only thing referred to by the Respondents) and the conflict of interests which has been detailed at great length in Chapter C(2) above.

The second reasoning is that there is no connection between the Share Allotment and the Sale Transaction and anyhow these are preliminary arguments which should be heard at a general meeting to be convened to approve the merger (Sections 22 to 25 of the letter). This also is without basis.

As stated above (and see in particular part c(2) of this Claim), the Share Allotment is part of a comprehensive web of agreements. The Share Allotment is an integral part of the stages of sale of control in the company to Sun, which were put in writing in a comprehensive web of agreements. The Share Allotment was done against the background of the Sale Transaction to Sun and as a stage in it. These issues were detailed and clarified in the declarations made by the CEO of Taro in his affidavit (see, section 36 to the affidavit).

CUSIP No. M8737E108

The personal interest of the Controlling Shareholders in the sale of control and in the Sale Transaction, on all its implications, creates for them a personal interest already in their vote on the first stage, which is the Share Allotment stage, which was supposed to qualify and make possible the completion of the other stage which follow it. The attempt of Respondents to argue otherwise is made in order to circumvent and evade the laws directives on the approval of transactions which are tainted.

One way or another, one cannot turn to the general meeting for the approval of for the merger transaction (which is nothing other than a tender offer, in camouflage) in order to remedy the above detailed defects. The convening of the meetings (which have not yet been convened) for the purpose of the attempted merger and/or the tender offer, cannot be considered as the convening of a meeting of the appropriate sort. Meetings convened in order to discuss a merger and/or tender offer, are not intended for discussion – rejection or approval – of the private share allotment. Therefore, the late convening of such will not remedy the fundamental defect in the resolutions purporting to approve the Share Allotment and in the purported allotment of shares and these are void.

As of the date of the submitting of this Claim, Respondent 8 has not responded to that stated in the letter of the Applicants of May 27, 2007, a copy of which has been forwarded to it.

Consequently, the Applicants have no other alternative but to turn to the Honourable Court to ask that it order that the resolution regarding the Share Allotment and the allotment of the shares are void, all as has been detailed above.

D(2)            Further Serious Defects to be Clarified in Due Course

In order to complete the picture, it will be noted that in the transaction and the approval of the transaction serious additional faults occurred. These matters ought to be heard in due course and in the appropriate proceedings. These matters will be described in extreme brevity below, where required, in order to put before the Honorable Court the full circumstances of the case.

CUSIP No. M8737E108

First of all, we are talking about an oppressive transaction. Thus, inter alia, the low consideration for the Share Allotment is causing serious dilution of the shareholders from the public prior to the approval of the tender offer (and shortly after its approval); this Share Allotment is done, above and beyond the capital required in order to repay the immediate and forthcoming payments of the Company to its creditors; afterwards, and based on this dilution, these shareholders are forced to face an oppressive purchase, of the following nature: either they sell their shares to Sun in the merger at the oppressive price of $7.75 per share or they will stay as minority shareholders in Taro becoming even further oppressed, with Sun having the possibility to further dilute and oppress them (due to the option to allot further shares at a low and oppressive price). Furthermore, the transaction discriminates in favor of the Controlling Shareholders in comparison with the other shareholders from the public. Finally, the outline of the transaction (which lacks economic sense) is intended to constitute a "whip" against the shareholders in order to provide them with an incentive to agree to the merger even though the terms thereof are oppressive to them.

And as if this was not enough, the oppressive transaction which was concocted was defined by the Company as a merger transaction, whilst, in fact, it constitutes a tender offer for all intents and purposes. Defining the web of agreements as a merger transaction was done only in order to circumvent the requirements of the Companies Law including the requirement that a full tender offer be approved at the general meeting by a majority of 95% (in comparison to a merger transaction which requires a majority of only 75% of the shareholders).

Finally, the Company's reports to the public regarding the transaction are materially different from the overt outline of the transaction and its essence. However, this is the way the Respondents act.

These matters too will be heard when the time and place are right and the all of the Applicants' claims, rights and relief in these matters are reserved to them.

E.	The Relief

CUSIP No. M8737E108

In light of all the above said, the Honourable Court is asked to order and declare as follows:-

The purported Share Allotment within the framework of which, purportedly, 6,787,500 shares of the Respondent 1 were allotted to Respondent 8 (at a price of $6 per share) is invalid and void, due to each one of the following reasons:

An absence of decision of the audit committee, as required, inter alia, pursuant to the provisions of Section 275 of the Companies Law.

The invalid decision of the Company's board of directors in which directors participated who were involved in a conflict of interest due to personal interest, without reporting on the personal interests (see Section 269 of the Companies Law) and refrain from participating and voting at the meeting of the board of directors as required (see Section 278 of the Companies Law); the decision of the Company's board of directors that was passed in a conflict of interest of the directors who has a personal interest, has not effect and should be annulled.

The absence of approval (and without convening) of the general meeting of Respondent 1, Taro Pharmaceutical Industries Ltd., for the approval of the private Share Allotment to Respondent 8 where at least one third of all votes of shareholders who do not have a personal interest in the approving of the transaction are included in the vote count of the majority at the general meeting, as required in accordance with Section 275 of the Companies Law.

The purported granting of the option to Respondent 8 for a similar additional allotment of shares of 7.5 million shares at a price of $6 per share over the course of three years is invalid and void due to each one of the reasons detailed in sub paragraph 102.1 above.

CUSIP No. M8737E108

Similarly, the Honorable Court is asked to grant any other relief required under the circumstances of the matter due to the failures and defects and faults which have occurred in the approving of the Share Allotment and its consequences.

F.	Summary

This Opening Motion is supported by the affidavit of Adv. Patrick Ellis on behalf of the Applicants.

This Honourable Court has the material jurisdiction (in light of the nature of the claim) and the local jurisdiction to hear this Claim.

In light of all the reasons detailed above, the Honourable Court is asked to summons the Respondents to trial and to uphold the petition for the relief sought in Chapter E above.

Likewise, this Honorable Court will be asked to find against Respondents 1 to 8 for the Applicants' expenses in this action, including attorneys’ fees plus V.A.T. as prescribed in law.

Justice will be served by the upholding of this action.

Pinhas Rubin, Adv. License No. 7420	Dr. Yael Aridor Bar-Ilan, Adv. License No. 25068	Kfir Yadgar, Adv. License No. 38146
Gornitzky & Co. Legal Counsel For the Applicants

Tel Aviv, this 12 day of June 2007.

Attached:

Affidavit of Mr. Patrick Ellis

List of Appendices and Exhibits

CUSIP No. M8737E108

Exhibit O

[FT Letterhead]

July 11, 2007

Dr. Baruch Levit

Chairman of the Board of Directors

Taro Pharmaceutical Industry Ltd.

14 Hakitor Street

Haifa Bay

By Registered Mail and Facsimile (972 9 9557443)

Without Prejudice

Dear Dr. Levit:

As you know, Templeton Asset Management has instituted legal actions in Israel to stop the oppression of minority shareholders by Taro Pharmaceuticals Industries Ltd., who is being advised by The Blackstone Group and Alix Partners. Templeton has submitted petitions and motions to the Tel Aviv District Court including: (1) for the removal of oppression of all minority shareholders, (2) to declare the private allotment of shares to companies of Sun Pharmaceutical Industries of India null and void; (3) to appoint a special temporary administrator for Taro and (4) a request for temporary orders including the delaying of the convening of the general meeting of the shareholders scheduled for July 23, 2007. We will vote against the proposed merger.

We also note that we are not alone in our objections: at least one other major shareholder, Brandes Investment Partners, L.P., an SEC-registered investment adviser headquartered in San Diego, California, has publicly announced its opposition to the proposed transaction and its support for our court action.

We urge the directors, management, controllers and advisors of Taro to cancel the proposed merger with Sun and the dilutive share allotment to Sun and reveal critical information regarding the financial status of Taro to all its shareholders and not just to the family, the advisors and Sun. We request that you act to protect minority shareholder interests and promote proper corporate governance by revealing, in accordance with the law, key information to all shareholders of Taro about the company's financial situation including the reports issued by Blackstone as well as Alix Partners, the advisors to Taro.

Templeton has been fighting for minority rights protection as well as improvement of corporate governance in the case of Taro for over six months. Templeton accuses Taro of disrespecting basic rules of proper corporate governance and claims that minority shareholders are being misled and oppressed. Shareholders have been misled for a long time. The mismanagement of Taro has led to the dismissal of its CFO, the delisting of Taro's shares from NASDAQ, the delay of the reporting of its audited accounts for the second year in a row, and a massive destruction of shareholder value seen in the decline in the company's share price. The situation is simply unacceptable and we will spare no effort to ensure that shareholders are brought back into the picture and that their interests are protected. Indeed, we would even consider providing financing to Taro subject to satisfactory due diligence review, in order to help address any potential solvency concerns.

We request that you kindly send a copy of this letter to your fellow directors.

Very truly yours,

Mark Mobius

Executive Chairman

Templeton Asset Management Limited